07003607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~61389~~ 66444

RECEIVED
MAR 0 1 2007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conning Research & Consulting, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Plaza
(No. and Street)

Hartford	CT	06103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan Norton (860)299-2060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Salvatore Correnti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conning Research & Consulting, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

DIRECTOR

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Conning Research & Consulting, Inc.
Index
December 31, 2006 and 2005

Page(s)

Report of Independent Auditors 1

Financial Statements

Statements of Financial Condition 2

Statements of Operations 3

Statements of Shareholders' Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6-13

Supplementary Schedules

Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c-3-1 Under the Securities Exchange Act of 1934 14

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c-3-3 Under the Securities Exchange Act of 1934 15

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford, CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors of
Conning Research & Consulting, Inc.:

In our opinion, the accompanying statements of financial condition and the related statements of operations, shareholder's equity and cash flows present fairly, in all material respects, the financial position of Conning Research & Consulting, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2007

CONNING RESEARCH & CONSULTING, INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2006	December 31, 2005
ASSETS		
Cash and cash equivalents	$ 3,460,862	$ 4,014,470
Accounts receivable	404,712	-
Receivable from affiliate	304,593	127,744
Income taxes receivable	-	59,715
Deferred income taxes	560,072	493,515
Prepaid expenses	17,045	9,495
Total assets	$ 4,747,284	$ 4,704,939
LIABILITIES AND SHAREHOLDER'S EQUITY		
Compensation payable	$ 1,269,074	$ 975,631
Due to Parent and affiliates	641,739	758,539
Deferred revenue	865,607	829,137
Income taxes payable	15,292	-
Other liabilities and accrued expenses	45,458	129,973
Total liabilities	2,837,170	2,693,280
Common stock, $.01 par value: 1,000 shares authorized, issued and outstanding	10	10
Additional paid in capital	4,443,847	4,443,847
Accumulated deficit	(2,533,743)	(2,432,198)
Total shareholder's equity	1,910,114	2,011,659
Total liabilities and shareholder's equity	$ 4,747,284	$ 4,704,939

The accompanying notes are an integral part of these financial statements.

CONNING RESEARCH & CONSULTING, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES		
Subscriptions & Publications	$ 2,204,416	$ 2,143,773
Consulting Fees	454,723	452,305
Sales and Marketing Fees	301,178	1,000,000
Interest income	95,210	64,189
Total revenues	3,055,527	3,660,267
EXPENSES		
Employee compensation and benefits	2,305,254	2,400,721
Occupancy and equipment	191,031	240,028
Marketing and production	175,485	159,970
Financial data services	174,976	195,775
Professional fees	314,885	320,826
Other operating expense	51,817	35,988
Total expenses	3,213,448	3,353,308
(Loss) Income before income taxes	(157,921)	306,959
(Benefit) Provision for income taxes	(56,376)	98,917
Net (Loss) Income	$ (101,545)	$ 208,042

The accompanying notes are an integral part of these financial statements.

CONNING RESEARCH & CONSULTING, INC.
STATEMENTS OF SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance, December 31, 2004	$ 10	$ 4,443,847	$ (2,640,240)	$ 1,803,617
Net income	-	-	208,042	208,042
Balance, December 31, 2005	$ 10	$ 4,443,847	$ (2,432,198)	$ 2,011,659
Net loss	-	-	(101,545)	(101,545)
Balance, December 31, 2006	$ 10	$ 4,443,847	$ (2,533,743)	$ 1,910,114

The accompanying notes are an integral part of these financial statements.

CONNING RESEARCH & CONSULTING, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash flows from operating activities:		
Net (loss) income	$ (101,545)	$ 208,042
Changes in assets and liabilities:		
Accounts receivable	(404,712)	124,294
Receivable from affiliate	(176,849)	(127,744)
Income taxes receivable and deferred income taxes	(6,842)	96,595
Prepaid expenses	(7,550)	4,120
Compensation payable	293,443	342,817
Due to Parent and affiliates	(116,800)	398,667
Deferred revenue	36,470	(1,039,532)
Income taxes payable	15,292	-
Other liabilities and accrued expenses	(84,515)	3,195
Net cash (used in) provided by operating activities	(553,608)	10,454
Net (decrease)increase in cash and cash equivalents	(553,608)	10,454
Cash and cash equivalents, beginning of the year	4,014,470	4,004,016
Cash and cash equivalents, end of the year	$ 3,460,862	$ 4,014,470

	2006	2005
Supplemental disclosure:		
Federal income taxes paid to SRAH	$ 19,175	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION

Conning Research & Consulting, Inc. (the "Company") publishes in-depth insurance industry research covering major insurance industry trends, products, markets and business segments. The Company is a wholly-owned subsidiary of Conning & Company (the "Parent") which acquired 100% of the common stock of the Company in 2004. The Parent is a wholly-owned subsidiary of Swiss Re America Holding Corporation ("SRAH"). SRAH is a wholly owned subsidiary of Swiss Reinsurance Company ("Swiss Re").

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company serves as an introducing broker-dealer for the purpose of placing institutional investors and does not receive customer funds or securities during the course of its operations and is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The significant accounting policies followed by the Company are summarized below.

Revenue Recognition – Subscription and publication fees are recorded as income ratably over the subscription period, which is generally one year. Consulting fee income is recognized at the completion of the engagement. Sales and marketing fees resulting from the Company's participation in Clean Energy Partners L.L.C. (see Note 3) are recognized as earned.

Cash and Cash Equivalents – Cash and cash equivalents represent cash and highly liquid investments with original maturities of three months or less. The carrying amounts reported in the statement of financial condition approximate fair value of these instruments.

Concentration of Credit Risk – Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents held at a creditworthy financial institution. During the year, cash was in excess of the Federal Deposit Insurance Corporation Insurance limit of $100,000. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Income Taxes – Income tax expense or benefit is based on income or loss reported in the financial statements. In accordance with Statement of Financial Accounting Standards 109, "Accounting for Income Taxes", deferred federal and state income taxes are provided based on an asset and liability approach which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The Company records a valuation allowance against the deferred income tax asset for that portion of the asset that may not be realized. As of December 31, 2006 and 2005, there is no valuation allowance recorded as the deferred income tax asset is considered more likely than not to be realized.

For the years ended December 31, 2006 and 2005, the Company is a member of a group which files a consolidated federal income tax return and combined state and local income tax return with SRAH. The executed tax allocation agreement provides that each member shall compute and pay its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated are carried back or forward in any manner permitted under the Internal Revenue Code.

Prepaid Expenses and Other Assets – Prepaid expenses and other assets includes certain prepaid operating expenses which are amortized over their useful lives which is typically less than one year.

Compensation Payable – Compensation payable represents amounts payable to employees as a result of the Company's incentive compensation program during the normal course of operations, accrued pension amounts and post retirement benefits. Amounts are accrued in the period earned.

Use of Estimates – Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 3 – INVESTMENT IN CLEAN ENERGY PARTNERS L.L.C.

The Company is a significant shareholder in one Variable Interest Entity which is not consolidated because the Company is not considered to be the primary beneficiary. The Company owns 25% and the other shareholder owns 75% of Clean Energy Partners, L.L.C. (the "GP"), a Cayman Islands limited liability company, which is the general partner for the European Clean Energy Fund, L.P. (the "Partnership"). The Company receives management fees for its role as a 25% shareholder of the GP. The Company also receives placement fees for placing investors with the Partnership, and carbon advisory services fees for advising the GP on the monetization of carbon credits and renewable energy certificates. The Company's participation in the GP began in the second quarter of 2006. The Company has no exposure to loss as a result of its involvement with the GP as it has not committed capital to the GP. The purpose of the Company's participation in the GP is to generate sales and marketing fees for the Company. Total placement fee, management fee and carbon advisory services fee recognized by the Company in 2006 was $301,178 and is reported as a component of sales and marketing fees.

NOTE 4 – RECEIVABLES

Accounts receivable includes amounts due for consulting engagements and broker/dealer fees of the Company. Based on management's assessment that all outstanding amounts are fully collectible, no allowance for doubtful accounts was recorded at December 31, 2006 and 2005.

NOTE 5 – INCOME TAXES

The current and deferred (benefit) / provision for income taxes reflected in the statement of operations is as follows:

	2006	2005
Current income tax provision		
Federal	1,771	11,356
State	8,411	(28,979)
Deferred income tax provision		
Federal	(55,859)	202,119
State	(10,699)	(85,579)
Total income tax provision	$ (56,376)	$ 98,917

At December 31, 2006, the effective tax rate of 35.7% was higher than the statutory federal tax rate of 35%, primarily due to the impact of state and local taxes (2.47%) which were offset by provision to filed return adjustments (-1.02%).

Deductible temporary differences related to employee benefits and incentive compensation comprise the majority of the Company's deferred income taxes. At December 31, 2006, the Company has net operating loss carry forwards of approximately $1,352,025 available for state and local income tax purposes. These losses will expire between 2022 and 2023.

NOTE 6 – EMPLOYEE PROFIT SHARING AND RETIREMENT PLAN

Defined Contribution Plan - The Company participates in the retirement savings plan sponsored by Swiss Re, the Swiss Re Group U.S. Employee's Savings Plan ("SR Savings Plan"). The SR Savings Plan is a defined contribution plan in which eligible employees of the Company may elect to participate. The SR Savings Plan provides for contributions by employees and matching contributions by the Company, subject to certain limitations. Matching contributions made in 2006 and 2005 were $57,511 and $54,993, respectively, and are reflected in the Company's statement of operations.

Employee Retirement Plan – The Company participates in the Swiss Re Group U.S. Employees' Pension Plan, a qualified, noncontributory defined benefit pension plan sponsored by SRAH. The plan covers substantially all of the Company's employees. The Company has no legal obligation for benefits under this plan. SRAH allocates amounts to the Company based on salary ratios as compared to all companies participating in the plan. Pension expense for the years ended December 31, 2006 and 2005 were $163,991 and $138,114 respectively, and are reflected in the Company's statement of operations.

Postretirement Benefit Plan – The Company provides certain postretirement benefits to retired employees through a plan sponsored by SRAH. The Company has no legal obligation for benefits under this plan. Substantially all employees may become eligible for these benefits after meeting age and service requirements. Life insurance benefits are based on percentages of final salary and gradually reduce after retirement, with both maximum dollar and minimum percentage limits. Postretirement benefit expense for the years ended December 31, 2006 and 2005 were $23,653 and $46,163 respectively, and are reflected in the Company's statement of operations.

Incentive Compensation Plan – The Company has an Incentive Compensation Plan which provides for the payment of cash and Swiss Re American Depository Receipts ("ADRs") to certain employees. The amount of incentive compensation is based upon performance related criteria determined at the discretion of the SRAH Compensation Committee of the Board of Directors. Amounts payable in ADRs do not vest until employees complete four years of continuous service following the date of grant. The full incentive compensation award is expensed in the year it is earned. In exchange for a payment by the Company equal to the market value of the ADRs at the date of grant, SRAH will provide the Company with ADRs as needed at future dates to meet the Company's obligations. The ADR receivable from SRAH and payable to employees are both marked to market at each balance sheet date. If an employee terminates prior to the vesting date, the Company will reduce compensation expense in the year of termination. At December 31, 2006 and 2005, the amount included in receivable from affiliates and compensation payable was $304,593 and $127,744, respectively.

NOTE 7 – RELATED PARTY TRANSACTIONS

SRAH provides administrative services at the request of the Company including employee benefits and administration, pension, information services, tax, technology and other administrative support. Fees for these services for the years ended December 31, 2006 and 2005 were $309,426 and $211,200, respectively, and are reflected in the Company's statement of operations.

The Parent provides accounting, legal and compliance support to the Company related to the Company's operations as a registered securities broker dealer. Fees for these services for the years ended December 31, 2006 and 2005 were $85,000 and $142,922 respectively, and are reflected in the Company's statement of operations.

The premises occupied by the Company are leased by the Parent. The proportionate share of the lease costs including utilities and related property taxes are charged to the Company and reflected in the statement of operations for the current period. Expenses for the years ended December 31, 2006 and 2005 were $68,255 and $74,197, respectively.

Swiss Reinsurance Financial Products ("SRFP") paid the Company $1,000,000 in December 2004 per an agreement for sales and marketing services to be completed in 2005. The Company classified this transaction as deferred revenue. During 2005, the Company recognized the income earned ratably over the period of the contract.

Swiss Reinsurance Company Zurich ("SRZ") provides technology services to the Company. These services include network, workplace, web and portal, and traveling user charges. Expenses for these services for the years ended December 31, 2006 and 2005 were $28,446 and $59,574, respectively.

The Company provides subscription services of their library of publications to Conning Asset Management Company ("CAM"), which includes analysis for the life insurance industry, as well as research services. Fees for providing this service were $300,000 for each of the years ended December 31, 2006 and 2005 and are reflected in the Company's statement of operations.

Conning Asset Management Ltd. ("CAML") and Conning Asset Management (Europe) Ltd. ("CAMEL") provide placement services to the Company by soliciting European investors to commit capital to the European Clean Energy Fund L.P. (the "Partnership"). Placement fees that the Company receives from Clean Energy Partners, L.L.C. (the "GP"), that are associated with placements made by CAML or CAMEL are paid directly to CAML and CAMEL by the Company and are not recognized as income. Total placement fees paid to CAML and CAMEL in 2006 were $486,703.

The Company also uses the placement services of an unaffiliated Canadian entity to solicit Canadian investors to commit capital to the Partnership. The Company recognizes 25% of placement fees received from the GP for placements made by this unaffiliated entity as income. The remaining 75% are paid directly to the unaffiliated entity by the Company and are not recognized as income. No placement fees were paid to the unaffiliated entity in 2006, however, $41,075 is currently payable to the unaffiliated entity and is recorded in Other Liabilities and Accrued Expenses at December 31, 2006.

Swiss Re Financial Services Corporation ("SRFSC") provides carbon sub-advisory services to the Company in the area of advising the GP on the monetization of carbon credits and renewable energy. The Company is required to pay 50% of the carbon advisory services fees it receives from the GP to SRFSC as a carbon sub-advisory services fee. The portion of the Company's carbon advisory services fees paid to SRFSC are not recognized as income. Total carbon sub-advisory services fees paid to SRFSC in 2006 were $37,375. Total carbon sub-advisory services fees currently payable to SRFSC at December 31, 2006 were $25,205 and are reflected in Due to Parent and affiliates.

Receivable from affiliate is comprised of the following:

	2006	2005
Due from Swiss Re America Holding	$ 304,593	$ 127,744
Total due from Parent and affiliates	$ 304,593	$ 127,744

Due to Parent and affiliates is comprised of the following:

	2006	2005
Due to Conning Asset Management	$ 485,937	$ 731,312
Due to Conning & Company	-	24,889
Due to Swiss Re America Holding	16,284	2,338
Due to Swiss Re Financial Services	139,518	-
Total due to Parent and affiliates	$ 641,739	$ 758,539

It is possible that the terms of the transactions mentioned above are not the same as those that would result from transactions among wholly unrelated parties.

NOTE 8 – COMPENSATION PAYABLE

Compensation payable is comprised of the following:

	2006	2005
Reserve - Bonus & profit sharing	$ 494,000	$ 448,000
Pension payable	352,105	280,164
ADR payable to employees	304,593	127,744
Accrued postretirement benefit	118,376	94,723
Severance payable	-	25,000
Total compensation payable	$ 1,269,074	$ 975,631

NOTE 9 – OTHER LIABILITIES & ACCRUED EXPENSES

Other liabilities and accrued expenses is comprised of the following:

	2006	2005
Other payable	$ 41,075	$ 31,940
Web development reserve	-	48,130
Audit fee reserve	1,397	45,000
Sales tax payable	2,986	4,903
Total other liabilities	$ 45,458	$ 129,973

NOTE 10 – OTHER OPERATING EXPENSE

Other operating expense is comprised of the following:

	2006	2005
Dues and membership	$ 9,090	$ 1,534
Telephone expense	3,582	7,866
Bank fees	12,375	8,327
Corporate licenses & fees	8,140	-
Company's insurance	8,049	6,348
Foreign currency translation	5,342	-
Other	5,239	11,913
Total other operating expense	$ 51,817	$ 35,988

NOTE 11 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires the maintenance of a minimum net capital, as defined, of $189,145 at December 31, 2006. At December 31, 2006 the Company had net capital of $920,092, which was $730,947 in excess of the required net capital. The Company's net capital ratio (aggregate indebtedness to net capital) was approximately 3.08 to 1. Net capital may fluctuate on a daily basis.

The allowable credit for bonus accrual, net of taxes, results from the Company's incentive compensation which is accrued but is not contractually payable until approved by the Board of Swiss Re in March, 2007.

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section k(2)(i).

CONNING RESEARCH & CONSULTING, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2006

Total shareholder's equity		$ 1,910,114
Add:		
Allowable credit for Bonus accrual, net of tax (Note 11)		296,400
Total shareholder's equity qualified for net capital		2,206,514
Less non-allowable assets:		
Account receivable	$ 404,712	
Deferred income taxes	560,072	
Receivable from affiliates	304,593	
Prepaid expenses and other assets	17,045	1,286,422
Net capital		$ 920,092
Total aggregate indebtedness		$ 2,837,170
Minimum net capital requirement (6.667% of aggregate indebtedness or $5,000, which ever is greater)	$ 189,145	
Net capital in excess of requirements	730,947	
Net capital		$ 920,092
Ratio of aggregate indebtedness to net capital		3.08 to 1

There are no material differences between this computation and the corresponding computation in the unaudited Part II FOCUS Report as of December 31, 2006.

SCHEDULE II

CONNING RESEARCH & CONSULTING, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2006

The Company is exempt from the provision of Rule 15c3-3 in accordance with Section k(2)(i).

END